SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 20, 2005

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.     Nokia Stock Exchange Release dated October 20, 2005 and titled: Nokia reports Q3 2005 net sales of EUR 8.4 billion and EPS EUR 0.20

PRESS RELEASE
October 20, 2005

Nokia reports Q3 2005 net sales of EUR 8.4 billion and EPS EUR 0.20

Year-on-year sales growth of 18%, driven by record volumes and strong execution in mobile devices

	NOKIA IN THE THIRD QUARTER 2005 AND JAN to SEPT 2005
EUR million	Q3/2005*	Q3/2004 Revised **	Change (%)	Jan - Sept 2005	Jan - Sept 2004 Revised**	Change (%)
Net sales	8 403	7 104	18	23 858	19 915	20
Mobile Phones	5 203	4 520	15	14 594	12 650	15
Multimedia	1 447	931	55	3 957	2 404	65
Enterprise Solutions	203	175	16	708	544	30
Networks	1 555	1 524	2	4 606	4 400	5
Operating profit	1 149	969	19	3 271	2 876	14
Mobile Phones	880	848	4	2 538	2 679	-5
Multimedia	245	93	163	526	7
Enterprise Solutions	-37	-69		-122	-166
Networks	157	197	-20	587	578	2
Common Group Expenses	-96	-100		-258	-222
Operating margin (%)	13.7	13.6		13.7	14.4
Mobile Phones (%)	16.9	18.8		17.4	21.2
Multimedia (%)	16.9	10.0		13.3	0.3
Enterprise Solutions (%)	-18.2	-39.4		-17.2	-30.5
Networks (%)	10.1	12.9		12.7	13.1
Financial income and expenses	63	78	-19	244	289	-16
Profit before tax and minority interests	1 218	1 041	17	3 518	3 149	12
Net profit	881	685	29	2 543	2 109	21
EPS, EUR
Basic	0.20	0.15	33	0.58	0.46	26
Diluted	0.20	0.15	33	0.58	0.46	26

*Q3 2005 special items

Nokia’s operating profit includes special items totaling EUR 87 million, comprised of:

•      a EUR 61 million gain related to the divestiture of Nokia’s Tetra business (EUR 42 million in Networks and EUR 19 million in Multimedia)

•      a EUR 8 million gain related to real estate sales booked in the group common expenses

•      a EUR 18 million gain related to the partial sale of a minority investment booked in Networks.

The positive impact of these special items on third quarter 2005 EPS was EUR 0.015.

Q3 2004 special items

• Special items in the third quarter 2004 had a net negative impact on operating profit of EUR 18 million, comprised of R&D impairments in Networks of EUR 38 million and a gain of EUR 20 million booked in common group expenses related to a premium return under our multi-line, multi-year insurance program that expired during 2004. The net impact of these special items on third-quarter 2004 EPS was negligible.

** New IFRS Standards

International Financial Reporting Standards (IFRS) were subject to changes as of January 1, 2005. Nokia’s financial accounts for the third quarter and first nine months of 2004 now reflect the retrospective implementation of IFRS 2 and IAS 39R.

JORMA OLLILA, CHAIRMAN AND CEO:

I was pleased to see strong year-on-year sales growth for the third quarter in a row. Our overall sales growth of 18% was accompanied by an increase in net profit of 29% and resulting in EPS growth of 33%. Profitability was driven by an excellent performance from our device businesses. This was backed by growing strength in our product portfolio and our ability to manage costs and execute well.

Overall industry volume growth for the third quarter continued to exceed our expectations at 199 million units. We have again raised our full year market estimate to approximately 780 million units. Our own third-quarter volumes grew to a record 66.6 million units.

We saw growth in our market share, which reached an estimated 33%, up from 32% in the third quarter last year and stable sequentially. We continued to gain share both sequentially and year on year in China and Asia Pacific, while our share in Europe/Middle East/Africa was stable sequentially and grew year on year. In Latin America and to a lesser extent North America our market share declined sequentially.

As we indicated in July, profitability in our Networks business during the third quarter continued to be under pressure. This was largely due to the combined effects of a fiercely competitive market, our investments into building a presence in the growing network services market and our ongoing push into new growth markets.

In mobile devices, we have been making excellent progress in expanding and upgrading our product offering, which is the broadest in the market and caters to all relevant consumers and trade customers globally. Recent launches include mobile devices for business users, a fold phone targeting high-growth markets, music-optimized phones, and even a fashion collection. Earlier this summer, we also sold our one billionth mobile phone – a Nokia 1100 in Nigeria.

INDUSTRY DEVELOPMENTS AND NOKIA Q4 OUTLOOK

Based on volume developments during the third quarter 2005, Nokia now expects the overall mobile device market for the full year to reach approximately 780 million units, compared with our previous estimate of 760 million units, and up from an estimated 643 million units in 2004. Industry volumes in the fourth quarter 2005 are expected to reflect the usual holiday seasonality and grow compared with the third quarter 2005.

Nokia mobile device volume growth is expected to exceed overall market growth in the fourth quarter, with Nokia’s market share expected to increase both year on year and sequentially.

Industry volume growth is expected to come primarily from an expanding mobile subscriber base in developing markets, where Nokia believes it has a strong volume advantage backed by its brand, quality and broad distribution presence. In more developed markets, replacement and upgrade sales continue to be driven by the availability of new features, services and cameras. Nokia continues to expand and upgrade its portfolio of mid- and high-end devices to capitalize on this.

We expect Nokia’s average selling prices in the fourth quarter to decline sequentially. This is primarily because mobile device volumes from Latin and North America, where low-end products predominate, are expected to represent a significantly higher proportion of Nokia’s overall device volumes in the fourth quarter, compared with the third quarter.

In mobile infrastructure, Nokia now expects the overall market in 2005 to show slight to moderate growth compared with 2004 in euro terms. Operators in developing countries are at various stages of acceleration in their capacity upgrades to meet rising subscriber growth, while in advanced markets, there is ongoing targeted investment in capacity and network optimization. Nokia expects its own networks sales to be down year on year when compared to the exceptionally strong sales generated by operator year-end spending in the fourth quarter of 2004, but also due to the fact that a significant amount of operators’ current investment is taking place in markets were Networks has not historically had a major presence, such as the Middle East and Africa.

Q3 2005 FINANCIAL HIGHLIGHTS

(Comparisons are given to the third-quarter 2004 results, unless otherwise indicated.)

Nokia Group

Nokia’s third-quarter 2005 group net sales increased by 18% to EUR 8.4 billion, compared with EUR 7.1 billion in the third quarter 2004. At constant currency, group net sales would have increased by 23%. All four of Nokia’s business groups contributed to this year-on-year sales growth.

Nokia’s third-quarter 2005 operating profit grew 19% year on year to EUR 1.1 billion (including the positive impact of special items of EUR 87 million), compared with EUR 969 million in the third quarter 2004 (including a net negative impact of special items of EUR 18 million). Nokia’s third-quarter 2005 operating margin was 13.7% (13.6%).

Operating cash flow for the third quarter 2005 was EUR 1.2 billion, compared with EUR 510 million for the second quarter 2005, and total combined cash and other liquid assets were EUR 11.0 billion, compared with EUR 11.2 billion at June 30, 2005. As of September 30, 2005, our net debt-equity ratio (gearing) was -82%, compared with -80% at June 30, 2005.

Mobile devices

In the third quarter 2005, the total mobile device volume achieved by our Mobile Phones, Multimedia and Enterprise Solutions business groups reached 66.6 million units, representing 29.5% year-on-year growth and 9.5% sequential growth. Overall industry volume for the same period reached an estimated 199 million units, representing 25% year-on-year growth and 9% sequential growth.

In smartphones, according to Nokia estimates, the total industry volume reached about 14 million units for the third quarter 2005, compared with an estimate of 5.2 million units in the third quarter 2004. Nokia’s own smartphone volume grew to 7.1 million units, compared with 2.9 million units in the third quarter 2004.

The following chart sets out Nokia’s mobile device volume for the periods indicated as well as the year-on-year and sequential growth rates by geographic area.

NOKIA MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA

(million units)	Q3 2005	Q3 2004	YoY Change (%)	Q2 2005	QoQ Change (%)
Europe/Middle East/Africa	32.2	24.7	30	27.8	16
China	8.5	4.6	87	7.4	15
Asia Pacific	12.6	8.8	43	10.5	20
North America	5.8	6.6	-13	6.0	-3
Latin America	7.5	6.7	11	9.1	-18
Total	66.6	51.4	29	60.8	9

Strong volume growth in China continued to be driven by sales across the range of Nokia’s broad product portfolio through our extensive distribution system.

In Asia Pacific, strong sequential volume growth reflected our ability to capitalize on strong market growth, particularly in the fastest growing market, India, where we kept our market share and industry-leading position.

In Europe/Middle East/Africa, sequential growth largely reflected continuing strong overall market growth in the Middle East, Africa and Russia.

In Latin America, Nokia’s third-quarter volumes declined sequentially, reflecting lower volumes in the market overall and a lower Nokia share. North America remained a challenging environment for Nokia.

Based on our preliminary market estimate, Nokia’s market share for the third quarter 2005 grew to 33%, compared with 32% in the third quarter 2004. Sequential market share was stable compared with the second quarter 2005, reflecting strong gains in China and Asia Pacific, offset by a significant share decrease in Latin America and to a lesser extent in North America. We maintained our market share in Europe/Middle East/Africa.

Nokia average selling prices in the third quarter 2005 declined to EUR 102, compared with EUR 108 in the third quarter 2004 and EUR 105 in the second quarter of this year. Average selling prices continued to trend down primarily reflecting strong volume growth in emerging markets. However, Nokia third-quarter average selling prices benefited from the company’s success in China, Asia-Pacific and Europe/Middle East/Africa.

Mobile Phones: Third-quarter 2005 net sales grew 15% to EUR 5.2 billion, compared with EUR 4.5 billion in the third quarter 2004, driven by good demand, our product competitiveness and relatively firm prices. Sales growth was strongest in China, followed by Asia Pacific and Europe/Middle East/Africa. Sales declined year on year in North America and to a lesser extent in Latin America.

Mobile Phones operating profit grew 4% to EUR 880 million, compared with EUR 848 million in the third quarter 2004, with an operating margin of 16.9% (18.8%). Profit growth in the third quarter 2005 was supported by a strong product portfolio and effective cost management.

Multimedia: Third-quarter 2005 net sales increased 55% to EUR 1.4 billion, compared with EUR 931 million in the third quarter 2004. Sales continued to be predominantly in Europe/Middle East/Africa, where growth was strongest, followed by Asia Pacific and then China. Sales in the Americas continued to be disappointing.

Multimedia third-quarter operating profit grew by 163% to EUR 245 million, compared with EUR 93 million in the third quarter 2004, with an operating margin of 16.9% (10.0%). Operating profit included a EUR 19 million gain related to the divestiture of Nokia’s Tetra business. Sales and profitability were driven by a strong sales performance in the high-end imaging smartphone business and effective cost management.

Enterprise Solutions: Third-quarter 2005 net sales grew by 16% to EUR 203 million, compared with EUR 175 million in the third quarter 2004. Sales were supported by the wider availability of mobile applications for the Nokia 9300 enterprise smartphone, with availability improving throughout the quarter.

Networks

Third-quarter 2005 net sales increased by 2% to EUR 1.6 billion, compared with EUR 1.5 billion in the third quarter 2004. Strong sales in Asia Pacific and Latin America were substantially offset by a sales decline in China, while sales in North America and Europe/Middle East/Africa were virtually unchanged.

Networks third-quarter operating profit declined by 20% to EUR 157 million, compared with EUR 197 million in the third quarter 2004, with an operating margin of 10.1% (12.9%). This included a EUR 42 million gain related to the divestiture of Nokia’s Tetra business and a EUR 18 million gain related to the partial sale of a minority investment.

Networks operating profit was negatively affected by a number of factors, including investments in our capability and presence in the growing network services market, and our ongoing push into new growth markets.

Q3 2005 OPERATING HIGHLIGHTS

MOBILE DEVICES

Nokia’s mobile device offering from the Mobile Phones, Multimedia and Enterprise Solutions business groups in the third quarter developed favorably with the announcement of two new models and first shipments of twelve new models. Nokia also sold its one-billionth phone during the quarter.

In music, the company announced its Nokia XpressMusic feature brand for distinguishing and promoting music-optimized Nokia mobile devices.

Mobile Phones

•      Nokia’s Mobile Phones business group increased its consumer offering with the announcement of two new models:

•      The Nokia 2652 fold phone, for consumers in new growth markets, builds on the success of the award-winning Nokia 2650 and is expected to be commercially available in October.

•      Nokia’s newest music phone, the Nokia 3250, which twists to transform a traditional phone keypad into music keys. It stores up to 1 Gigabyte of music (750 songs), offering 10 hours of music play, and is expected to start shipping in the first quarter 2006.

•      The group also began first shipments of five GSM models and five CDMA models.

Multimedia

•      Nokia further strengthened its number one position in 3G phones during the third quarter, driven by strong demand for the Nokia 6630 and Nokia 6680 3G smartphones. The Nokia 6680 became the best selling 3G phone in the world during the third quarter.

•      Vodafone K.K. in Japan selected the Nokia 6680 3G smartphone for its product range.

•      Nokia started commercial shipments of the first Nokia Nseries multimedia computer devices – the Nokia N90 and the Nokia N70 – with the Nokia N90 being voted the media phone of the year by the European Imaging and Sound Association.

•      Nokia started commercial deliveries of the Nokia 6682 smartphone with Cingular in the US.

•      Pilot activities around mobile TV and DVB-H continued in the UK, the Netherlands, France, Italy, Spain and Finland.

•      Cumulative sales of the Nokia N-Gage game deck exceeded 2 million units; several new N-Gage games were announced.

•      Nokia confirmed that the Nokia N91 would start shipping in the first quarter 2006, including support for Windows Media Digital Rights Management.

Enterprise Solutions

•      Nokia announced the Nokia Business Center, a new software solution that delivers business applications and mobile email for smartphones and business-optimized mobile devices.

•      Nokia began shipping BlackBerry Connect enabled Nokia 9300 enterprise smartphones and Nokia 9500 Communicators to over 30 operators and distributors in Europe/Middle East/Africa, Asia Pacific and the United States.

•      Cingular and Nokia introduced the Nokia 9300 enterprise smartphone in the US, signaling an important entry for Nokia into the US high-end market.

•      Shipments of the Nokia 9300 enterprise smartphone and Nokia 9500 Communicator surpassed one million units.

Networks

•      In India, Nokia won a USD 125 million managed services and GSM/EDGE network expansion deal with Bharti Tele-Ventures. Nokia also announced it would establish a Global Networks Operations Center in the country by the end of the year, reflecting the importance of our growing services business.

•      Nokia entered the Vietnamese and Bangladeshi markets through deals with VinaPhone and GrameenPhone. Thanks to the rapid growth of markets like these, the number of mobile subscribers globally raced past 2 billion in September.

•      Nokia announced five 3G/WCDMA deals, including a core network agreement with 3 Ireland, which marked Nokia’s 50th WCDMA contract, and an HSDPA agreement with Eurotel Praha.

•      In 3G/WCDMA, at the end of September, there were 34.5 million subscribers globally and 88 networks in operation, with Nokia supplying nearly half of these.

•      In August, Nokia opened a mobile infrastructure R&D center in Sichuan, China that will further accelerate Nokia’s 3G/WCDMA R&D and deepen its presence in the robust Chinese market.

•      The company announced 3 push-to-talk commercial deals in the quarter, bringing its industry-leading total to 39, and agreed to use Kineto’s UMA Network Controller as part of its fixed-mobile convergence network solution.

•      Nokia supplied Portuguese operator, TMN, with an IP Multimedia Subsystem (IMS) platform, allowing it to launch video-sharing services.

For more information on the operating highlights mentioned above, please refer to related press announcements, which can be accessed at the following link: http://www.nokia.com/press

NOKIA IN THE THIRD QUARTER 2005

(International Financial Reporting Standards (IFRS) comparisons given to the third quarter 2004 revised* results, unless otherwise indicated.)

Nokia’s net sales increased by 18% to EUR 8 403 million (EUR 7 104 million). Sales of Mobile Phones increased by 15% to EUR
5 203 million (EUR 4 520 million). Sales of Multimedia increased by 55% to EUR 1 447 million (EUR 931 million). Sales of Enterprise Solutions increased by 16% and totaled EUR 203 million (EUR 175 million). Sales of Networks increased by 2% to EUR 1 555 million (EUR 1 524 million).

Operating profit increased to EUR 1 149 million (EUR 969 million), representing an operating margin of 13.7% (13.6%). Operating profit in Mobile Phones increased by 4% to EUR 880 million (EUR 848 million), representing an operating margin of 16.9% (18.8%). Multimedia reported an operating profit of EUR 245 million (EUR 93 million), representing an operating margin of 16.9% (10.0%). Enterprise Solutions reported an operating loss of EUR 37 million (operating loss of EUR 69 million). Operating profit in Networks decreased by 20% to EUR 157 million (EUR 197 million), representing an operating margin of 10.1% (12.9%). Common Group expenses totaled EUR 96 million (EUR 100 million).

Financial income was EUR 63 million (EUR 78 million). Profit before tax and minority interests was EUR 1 218 million (EUR
1 041 million). Net profit totaled EUR 881 million (EUR 685 million). Earnings per share increased to EUR 0.20 (basic) and to EUR 0.20 (diluted), compared with EUR 0.15 (basic) and EUR 0.15 (diluted) in the third quarter 2004.

NOKIA IN JANUARY - SEPTEMBER 2005

(IFRS comparisons given to the January - September 2004 revised* results, unless otherwise indicated.)

Nokia’s net sales increased by 20% to EUR 23 858 million (EUR 19 915 million). Sales of Mobile Phones increased by 15% to EUR 14 594 million (EUR 12 650 million). Sales of Multimedia increased by 65% to EUR 3 957 million (EUR 2 404 million). Sales of Enterprise Solutions increased by 30% and totaled EUR 708 million (EUR 544 million). Sales of Networks increased by 5% to EUR 4 606 million (EUR 4 400 million).

Operating profit increased by 14% to EUR 3 271 million (EUR 2 876 million), representing an operating margin of 13.7% (14.4%). Operating profit in Mobile Phones decreased by 5% to EUR 2 538 million (EUR 2 679 million), representing an operating margin of 17.4% (21.2%). Multimedia reported an operating profit of EUR 526 million (EUR 7 million), representing an operating margin of 13.3% (0.3%). Enterprise Solutions reported an operating loss of EUR 122 million (operating loss of EUR 166 million). Operating profit in Networks increased to EUR 587 million (EUR 578 million), representing an operating margin of 12.7% (13.1%). Common Group expenses totaled EUR 258 million (EUR 222 million).

In the period from January to September 2005, net financial income was EUR 244 million (EUR 289 million). Profit before tax and minority interests was EUR 3 518 million (EUR 3 149 million). Net profit totaled EUR 2 543 million (EUR 2 109 million). Earnings per share increased to EUR 0.58 (basic) and EUR 0.58 (diluted), compared with EUR 0.46 (basic) and EUR 0.46 (diluted).

PERSONNEL

The average number of employees during January - September 2005 was 56 289. At September 30, 2005, Nokia employed a total of 57 477 people (55 505 people at December 31, 2004).

CAPITAL STRUCTURE DEVELOPMENT

Nokia repurchased through its share repurchase plan a total of 99 610 000 shares on the Helsinki Stock Exchange at an aggregate price of EUR 1 299 935 593 during the period from July 22, 2005 to September 23, 2005. The price paid was based on the market price at the time of repurchase. The shares were repurchased to be used for the purposes specified in the authorization held by the Board. The aggregate par value of the shares purchased was EUR 5 976 600, representing approximately 2.25% of the share capital of the company and of the total voting rights. These new holdings did not have any significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

On September 30, 2005, Nokia and its subsidiary companies owned 140 992 048 Nokia shares. The shares had an aggregate par value of EUR 8 459 522.88, representing approximately 3.2% of the share capital of the company and of the total voting rights. The total number of shares on September 30, 2005 was 4 433 773 589 and the share capital was EUR 266 026 415.34.

* New IFRS Standards

International Financial Reporting Standards (IFRS) were subject to changes as of January 1, 2005. Nokia’s financial accounts for the third quarter and first nine months of 2004 now reflect the retrospective implementation of IFRS 2 and IAS 39R.

3Q 2005 BY BUSINESS GROUP, EUR million (unaudited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Eliminations	Group
Net sales	5 203	1 447	203	1 555	—	-5	8 403
Gross profit	1 590	582	103	552	6	—	2 833
Gross margin, %	30.6	40.2	50.7	35.5			33.7
Research and development expenses	-292	-189	-76	-276	-52	—	-885
% of net sales	5.6	13.1	37.4	17.7			10.5
Selling and marketing expenses	-375	-145	-46	-121	-5	—	-692
% of net sales	7.2	10.0	22.7	7.8			8.2
Administrative, general and other expenses	-43	-22	-18	-58	-53	—	-194
% of net sales	0.8	1.5	8.9	3.7			2.3
Special items	—	19	—	60	8	—	87

Operating profit	880	245	-37	157	-96	—	1 149
Operating margin, %	16.9	16.9	-18.2	10.1			13.7

REVISED 3Q 2004 BUSINESS GROUP, EUR million *) (unaudited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Eliminations	Group
Net sales	4 520	931	175	1 524	—	-46	7 104
Gross profit	1 479	407	68	626	6	—	2 586
Gross margin, %	32.7	43.7	38.9	41.1			36.4
Research and development expenses	-296	-187	-73	-275	-60	—	-891
% of net sales	6.5	20.1	41.7	18.0			12.5
Selling and marketing expenses	-289	-114	-46	-118	-14	—	-581
% of net sales	6.4	12.2	26.3	7.7			8.2
Administrative, general and other expenses	-26	-11	-16	-36	-52		-141
% of net sales	0.6	1.2	9.1	2.4			2.0
Special items	—	—	—	—	20		20
Amortization of goodwill	-20	-2	-2	—	—	—	-24

Operating profit	848	93	-69	197	-100		969
Operating margin, %	18.8	10.0	-39.4	12.9			13.6

*) 3Q 2004 financial accounts now reflect the retrospective implementation of IFRS 2 and IAS 39R.

NOKIA NET SALES BY GEOGRAPHIC AREA (2004 Revised *)

EUR million (unaudited)	Q3 05	YoY Change (%)	Q3 04	2004

Europe/Middle East/Africa	4 604	19%	3 857	15 791
China	984	38%	712	2 992
Asia Pacific	1 548	37%	1 131	4 544
North America	672	-19%	827	3 540
Latin America	595	3%	577	2 504

Total	8 403	18%	7 104	29 371

*) 3Q and full year 2004 now reflect the retrospective implementation of IAS 39R.

NOKIA PERSONNEL BY GEOGRAPHIC AREA

Headcount	Q3 05	YoY Change (%)	Q3 04	2004

Europe/Middle East/Africa	37 153	4%	35 888	36 069
China	5 613	14%	4 924	5 007
Asia Pacific	3 750	28%	2 921	3 163
North America	6 405	-11%	7 185	7 276
Latin America	4 556	18%	3 865	3 990

Total	57 477	5%	54 783	55 505

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IFRS, EUR million (unaudited)

	7-9/2005	Revised *) 7-9/2004	1-9/2005	Revised *) 1-9/2004	Revised *) 1-12/2004

Net sales	8 403	7 104	23 858	19 915	29 371
Cost of sales	-5 570	-4 518	-15 399	-12 205	-18 179
Research and development expenses	-885	-891	-2 775	-2 712	-3 776
Selling and marketing expenses	-692	-581	-2 074	-1 777	-2 564
Administrative, general and other expenses	-194	-141	-463	-383	-578
Special items	87	20	124	110	148
Amortization of goodwill	—	-24	—	-72	-96

Operating profit	1 149	969	3 271	2 876	4 326
Share of results of associated companies	6	-6	3	-16	-26
Financial income and expenses	63	78	244	289	405

Profit before tax and minority interests	1 218	1 041	3 518	3 149	4 705

Tax	-316	-340	-933	-1 006	-1 446

Profit before minority interests	902	701	2 585	2 143	3 259

Profit attributable to minority interests	-21	-16	-42	-34	-67

Profit attributable to equity holders of the parent	881	685	2 543	2 109	3 192

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.20	0.15	0.58	0.46	0.69
Diluted	0.20	0.15	0.58	0.46	0.69

Average number of shares (1 000 shares)
Basic	4 394 025	4 564 585	4 406 569	4 621 507	4 593 196
Diluted	4 399 150	4 572 177	4 411 043	4 628 256	4 600 337

Depreciation and amortization, total	172	205	523	637	868

Share-based compensation expense, total	21	16	47	46	62

*) 3Q/2004, 1-9/2004 and full year 2004 financial accounts now reflect the retrospective implementation of IFRS 2 and IAS 39R.

CONSOLIDATED BALANCE SHEET, IFRS, EUR million (unaudited)

	30.09.2005	Revised *) 30.09.2004	Revised *) 31.12.2004
ASSETS
Fixed assets and other non-current assets
Capitalized development costs	260	369	278
Goodwill	90	114	90
Other intangible assets	213	178	209
Property, plant and equipment	1 537	1 552	1 534
Investments in associated companies	183	206	200
Available-for-sale investments	235	166	169
Deferred tax assets	698	647	623
Long-term loans receivable	7	—	—
Other non-current assets	15	71	58
	3 238	3 303	3 161
Current assets
Inventories	1 730	1 261	1 305
Accounts receivable	4 687	4 111	4 382
Prepaid expenses and accrued income	1 515	1 255	1 429
Other financial assets	124	366	595
Available-for-sale investments	—	404	255
Available-for-sale investments, liquid assets	7 710	7 559	9 085
Available-for-sale investments, cash equivalents	1 741	3 023	1 367
Bank and cash	1 545	1 205	1 090
	19 052	19 184	19 508
Total assets	22 290	22 487	22 669
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to the Company’s equity holders
Share capital	266	280	280
Share issue premium	2 408	2 352	2 366
Treasury shares	-1 853	-1 298	-2 022
Translation differences	41	-66	-126
Fair value and other reserves	-101	38	13
Retained earnings	12 093	12 632	13 720
	12 854	13 938	14 231
Minority interests	186	150	168
Total equity	13 040	14 088	14 399
Long-term liabilities
Long-term interest-bearing liabilities	20	19	19
Deferred tax liabilities	140	202	179
Other long-term liabilities	97	68	96
	257	289	294
Current liabilities
Short-term borrowings	333	347	215
Current portion of long-term debt	—	28	—
Accounts payable	3 570	2 855	2 669
Accrued expenses	2 655	2 408	2 604
Provisions	2 435	2 472	2 488
	8 993	8 110	7 976
Total shareholders’ equity and liabilities	22 290	22 487	22 669
Interest-bearing liabilities	353	394	234
Shareholders’ equity per share, EUR	2.99	3.07	3.17
Number of shares (1 000 shares) (1)	4 292 782	4 546 704	4 486 941

(1) Shares owned by Group companies are excluded.

*) Nokia’s financial accounts for periods ending 30 September, 2004 and 31 December, 2004 now reflect the retrospective implementation of IFRS 2 and IAS 39R.

CONSOLIDATED CASH FLOW STATEMENT, IFRS, EUR million (unaudited)

	1-9/2005	Revised * 1-9/2004	Revised * 1-12/2004
Cash flow from operating activities
Net profit	2 543	2 109	3 192
Adjustments, total	1 237	1 431	2 046
Net profit before change in net working capital	3 780	3 540	5 238
Change in net working capital	-15	880	254
Cash generated from operations	3 765	4 420	5 492
Interest received	263	228	204
Interest paid	-22	-17	-26
Other financial income and expenses, net received	9	27	41
Income taxes paid	-934	-1 114	-1 368

Net cash from operating activities	3 081	3 544	4 343

Cash flow from investing activities
Purchase of current available-for-sale investments, liquid assets	-5 858	-6 199	-10 318
Purchase of non-current available-for-sale investments	-67	-363	-388
Purchase of shares in associated companies	-20	-107	-109
Additions in capitalized development costs	-114	-75	-101
Proceeds from repayment and sale of long-term loans receivable	—	365	368
Proceeds from (+), payment (-) of other long-term receivables	7	-4	2
Proceeds from short-term loan receivables	184	79	66
Capital expenditures	-424	-320	-548
Proceeds from disposal of shares in Group companies, net of disposed cash	5	—	1
Proceeds from disposal of businesses	95	—	—
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	7 194	7 176	9 737
Proceeds from sale of current available-for-sale investments	247	425	587
Proceeds from sale of non-current available-for-sale investments	2	339	346
Proceeds from sale of fixed assets	166	8	6
Dividends received	—	21	22
Net cash from/used in investing activities	1 417	1 345	-329

Cash flow from financing activities
Purchase of treasury shares	-2 495	-1 924	-2 648
Proceeds from long-term borrowings	2	1	1
Repayment of long-term borrowings	-1	-2	-3
Proceeds from (+), payment of (-) of short-term borrowings	177	-122	-255
Dividends paid	-1 514	-1 414	-1 413
Net cash used in financing activities	-3 831	-3 461	-4 318
Foreign exchange adjustment	162	16	-23
Net increase/decrease in cash and cash equivalents	829	1 444	-327
Cash and cash equivalents at beginning of period	2 457	2 784	2 784
Cash and cash equivalents at end of period	3 286	4 228	2 457

NB1: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

*) 1-9 2004 and full year 2004 financial accounts now reflect the retrospective implementation of IFRS 2 and IAS 39R.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million (unaudited)

	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Retained earnings	Before minority	Minority interests	Total equity
Balance at December 31, 2003	288	2 272	-1 373	-85	93	13 953	15 148	164	15 312
Impact of implementing IFRS2		41				-41	—		—
Impact of implementing IAS 39R					-13	13	—		—
Revised Balance at December 31, 2003	288	2 313	-1 373	-85	80	13 925	15 148	164	15 312
Stock options exercised related to acquisitions		-6					-6		-6
Share-based compensation		37					37		37
Acquisition of treasury shares			-1 933				-1 933		-1 933
Reissuance of treasury shares			10				10		10
Cancellation of treasury shares	-8	8	1 998			-1 998	—		—
Dividend						-1 398	-1 398	-42	-1 440
Translation differences				48			48	-1	47
Net investment hedge losses				-29			-29		-29
Cash flow hedges, net of tax, revised					-13		-13		-13
Available-for-sale investments, net of tax					-29		-29		-29
Other increase/decrease						-6	-6	-5	-11
Net profit, revised						2 109	2 109	34	2 143
Revised balance at September 30, 2004	280	2 352	-1 298	-66	38	12 632	13 938	150	14 088
Balance at December 31, 2004	280	2 272	-2 022	-126	69	13 765	14 238	168	14 406
Impact of implementing IFRS2		94				-101	-7		-7
Impact of implementing IAS 39R						-56	56	—	—
Revised balance at December 31, 2004	280	2 366	-2 022	-126	13	13 720	14 231	168	14 399
Stock options exercised related to acquisitions		-2					-2		-2
Tax benefit on stock options exercised		-5					-5		-5
Share-based compensation		35					35		35
Acquisition of treasury shares			-2 504				-2 504		-2 504
Reissuance of treasury shares			9				9		9
Cancellation of treasury shares	-14	14	2 664			-2 664	—		—
Dividend						-1 463	-1 463	-51	-1 514
Translation differences				339			339	26	365
Net investment hedge losses				-172			-172		-172
Cash flow hedges, net of tax					-93		-93		-93
Available-for-sale investments, net of tax					-21		-21		-21
Other increase/decrease						-43	-43	1	-42
Net profit						2 543	2 543	42	2 585
Balance at September 30, 2005	266	2 408	-1 853	41	-101	12 093	12 854	186	13 040

NB: Nokia’s financial accounts for periods ending 30 September, 2004 and 31 December, 2004 now reflect the retrospective implementation of IFRS 2 and IAS 39R.

COMMITMENTS AND CONTINGENCIES, EUR million (unaudited)

	GROUP
	30.09.2005	30.09.2004	31.12.2004
Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	11	13	11
Contingent liabilities on behalf of Group companies
Other guarantees	253	251	275
Contingent liabilities on behalf of other companies
Guarantees for loans	6	4	3
Other guarantees	3	2	2
Leasing obligations	619	710	611
Financing commitments
Customer finance commitments	56	56	56

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million(1) (unaudited)

	30.09.2005	30.09.2004	31.12.2004

Foreign exchange forward contracts (2)	29 077	11 840	10 744
Currency options bought (2)	318	939	715
Currency options sold (2)	177	324	499
Interest rate swaps and futures	2 607	—	—
Credit default swaps (3)	—	200	200
Cash settled equity options (4)	150	237	237

(1) Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled.

The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

(2) Notional amounts include contracts used to hedge the shareholders’ equity of foreign subsidiaries

(3) Credit default swaps are contracts used to selectively hedge counter party risks involved in investment activities.

(4) Cash settled equity options can be used to hedge risks relating to incentive programs and investment activities.

1 EUR = 1.217 USD

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share and prices, E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry and the new market segments in which we have recently invested; 2) price erosion; 3) timing and success of the introduction and roll-out of new products and solutions; 4) competitiveness of our product portfolio; 5)  our failure to identify key market trends and to respond timely and successfully to the needs of our customers; 6)  the impact of changes in technology and the success of our product and solution development; 7) the intensity of competition in the mobility industry and changes in the competitive landscape; 8) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 9) the availability of new products and services by network operators and other market participants; 10) general economic conditions globally and in our most important markets; 11) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components without interruption and at acceptable prices; 14) our success in collaboration arrangements relating to technologies, software or new products and solutions; 15) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 16) any disruption to information technology systems and networks that our operations rely on; 17) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 18) our ability to recruit, retain and develop appropriately skilled employees; 19) developments under large, multi-year contracts or in relation to major customers; 20) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 21) the management of our customer financing exposure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12–22 of the company’s Form 20-F for the year ended December 31, 2004 under “Item 3.D Risk Factors.”

Nokia, Helsinki – October 20, 2005

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

www.nokia.com

• Nokia plans to report Q4 and full-year results on January 26, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2005		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel